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OPINION OF MICHAEL S. KROME
Exhibit 5.1


                             Michael S. Krome, Esq.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755
                                 (631) 737-8381



                                                               December 17, 2003


Mr. Raymond Barton, CEO
Mr. Timothy Schmidt, President
Mr. Andrew J. Schenker, Director Dominix, Inc.
40 Marquette Drive
Smithtown, New York 11787

Dear Sir:

         You have requested an opinion with respect to certain matters in connection with the filing by Dominix, Inc., (the "Company") of a Registration Statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission, covering the registration of 100,000,000 shares, par value $0.001 per share (the "Shares"), which will be issued to sixteen individuals pursuant to the form of Restricted Stock Award Agreement dated November 17, 2003 ("RSA Agreements"). The shares to be issued pursuant to the Corporation's 2003 Equity Incentive Plan to the eligible participates, aggregating 100,000,000 shares of common stock of the Corporation, and equal to 500,000 shares of post reverse split common stock, shall not be issued pursuant to this filing on Form S-8, until the effectiveness of the reverse split of the common stock of the Company.

         In connection with this opinion, we have examined and relied upon the Company's Amended Articles of Incorporation and By-Laws, the Minutes of the Meetings of the Board of Directors of the Company and written consents of the Board, as well as the originals and copies, certified to my satisfaction, of such records, documents certificates, memoranda and other instruments as in my judgment are necessary or appropriate to enable me to render the opinion contained herein. We have assumed the genuineness and authenticity of all documents submitted as originals, the conformity to the originals of all documents submitted to me as copies thereof and the due execution, delivery or filing of documents, where such execution, delivery or filling are a prerequisite to the effectiveness thereof.

         We have also reviewed the previous filings of the Company, and for the purposes of this opinion have relied upon the representations of the Company that it is current in its filings and that the filings are true and accurate representations of the state of the Company when the documents were filed.





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         In addition,  it has been represented by the shareholders  being issued shares and states in any agreements, that none of the shares are being issued for services in connection with any offer or sale of securities in a capital raising or to directly or indirectly maintain a market for the securities of the Company.

         On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when issued in accordance with the Registration Statement and the RSA Agreements, will be validly issued, fully paid and non-assessable shares of the Common Stock of the Company, and do not need to bear a restrictive legend upon them. The Shares issuable in respect of the RSA Agreements are subject to adjustment in the event of one or more stock splits, stock dividends, or recapitalization or similar transaction occur between the date the RSA Agreements are issued and the date the Company amends its Certificate of Incorporation to authorize the issuance of additional shares of common stock.

         We consent to the filing of this opinion as an exhibit to the Registration Statement.

                                                Very truly yours,


                                                Michael S. Krome




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